As filed with the Securities and Exchange Commission on July 24, 2003

Registration No. 333-49366

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

iDine Rewards Network Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-6028875 (I.R.S. Employer Identification Number)

11900 Biscayne Boulevard

North Miami, Florida 33181

(305) 892-3300

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Bryan R. Adel

Vice President, General Counsel and Secretary

iDine Rewards Network Inc.

11900 Biscayne Boulevard

North Miami, Florida 33181

(305) 892-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Common Stock

iDine Rewards Network Inc.

We have prepared this prospectus for use by certain of our stockholders who wish to sell up to 13,943,683 shares of our common stock.

We will not receive any of the proceeds resulting from the sale of the shares offered by the selling stockholders under this prospectus.

Our common stock is listed on the American Stock Exchange (Symbol: IRN). On July 23, 2003, the last reported sale price of the common stock was $14.30 per share.

Investing in our common stock involves risk. Carefully consider the risk factors beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2003

No person has been authorized to give any information or to make any representation other than those contained in, or incorporated by reference into, this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities by anyone, in any state in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any state, or in any state in which the person making the offer or a solicitation is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation. Neither delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information presented in this prospectus or our affairs since the date hereof.

WHERE YOU CAN GET MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) to register the securities offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement for further information about us and the securities the selling stockholders are offering. Statements made in this prospectus about contracts or other documents are not necessarily complete. When we make those statements, we refer you to the copies of those contracts or other documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, are on file at the offices of the SEC and may be inspected without charge.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC’s public reference room in New York, New York or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Our common stock is listed on the American Stock Exchange under the symbol IRN. You may also read our SEC filings and other information at the American Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

SEC rules allow us to include some of the information required to be in registration statements by incorporating that information by reference to other documents we file with the SEC. That means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC (before the termination of this offering) automatically will update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering under this prospectus shall be deemed to be incorporated by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 31, 2003 (SEC file number 001-13806);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003 (SEC file number 001-13806);

•	Current Reports on Form 8-K filed with the SEC on June 27, 2003 and April 21, 2003 (SEC file number 001-13806); and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 4, 1995 (SEC file number 001-13806).

You may request a copy of these filings, which we will provide to you at no cost, by writing us at iDine Rewards Network Inc., 11900 Biscayne Boulevard, North Miami, Florida 33181, Attention: Secretary or by calling us at (305) 892-3306. Our Internet website is www.idine.com.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports which we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that is important to you. When we use the words we, us, ours and our, we are referring to iDine Rewards Network Inc. and its consolidated subsidiaries. To understand the offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus.

We administer loyalty rewards programs, primarily in the dining arena, which offer savings and other rewards to our members. We accomplish this principally through the acquisition of “Rights to receive” from participating merchants. Rights to receive are the rights to receive the future cash flows associated with goods and services, principally food and beverage, which we purchase from participating restaurants, in advance, at a substantial discount from the menu price. We have also developed a revenue management product which allows participating merchants to create special, real time incentives and promotions in order to drive incremental traffic during slow periods.

To facilitate access to the rewards by our members, we operate a registered card program under our brand-name iDine. We believe the registered card platform provides a discreet, user-friendly mechanism since members are able to register a valid credit card with us and then use that registered card when dining at participating merchants in order to access their rewards and benefits.

We notify our members of our participating merchants’ rewards through a variety of methods: printed quarterly directories, quarterly newsletters, toll-free numbers, fax back services and, online at our website, www.idine.com.

We estimate that at June 30, 2003, our member base and network of participating merchants had grown to approximately 15,447,000 and 11,100, respectively. We currently operate in approximately seventy metropolitan markets and vacation destinations in the United States. We have a sales force of approximately 130 sales people who enlist merchants in our program. Our members come from a variety of sources and marketing efforts, either through direct solicitation or through affiliate relationships such as airline frequent flyer programs, credit card issuing banks, corporations and other affinity distribution channels.

We commenced operations in 1984 and were reincorporated as a Delaware corporation in 1987. Effective February 1, 2002, we changed our corporate name to iDine Rewards Network Inc. from Transmedia Network Inc. Our principal executive offices are located at 11900 Biscayne Boulevard, North Miami, Florida 33181, and our telephone number is (305) 892-3300. Our common stock is listed on the American Stock Exchange under the symbol IRN.

RISK FACTORS

You should carefully consider the following risk factors and other information in this prospectus before deciding to purchase any shares offered by this prospectus.

Although we were profitable for the fiscal years ended December 31, 2002 and September 30, 2001, we had sustained losses from operations for the preceding three fiscal years.

We earned $19.2 million in the fiscal year ended December 31, 2002, and $1.3 million in the fiscal year ended September 30, 2001. However, during fiscal years ended September 30, 1998, 1999 and 2000, we had incurred net losses of $7.8 million, $10.4 million and $7.8 million, respectively. The principal causes of those losses were (1) increases in operating expenses associated with our e-commerce dining venture in April 2000, (2) increases in selling, general and administrative expenses (due, in part, to one-time payments in termination of employment and consulting agreements to our former chief executive officer during fiscal 1998 and, in other periods, to increases in information technology expenses principally associated with year 2000 remediation and legal reserves), (3) decreases in the number of new enrollments due largely to enforcement of privacy regulations with respect to our discontinued private label charge card as it pertained to soliciting and enrolling credit card holding members, (4) lower and often less frequent spending by new members through a no-fee membership program, (5) in 1999 and the first quarter of fiscal 2000, expenses incurred as a result of the acquisition and subsequent integration of Dining A La Card, and (6) significant operating expenses in fiscal 2000 incurred in converting our private label charge card to our registered card platform. Although, we have been profitable for the last nine quarters, we cannot assure you that our future operations will be profitable.

We may have difficulty meeting our future cash needs.

Our business is cash intensive. We need cash to fund new contracts, support our operations and capitalize our growth. On May 14, 2003, we renewed our securitization facility for a new 364-day renewable term and increased the limit to $100 million. While we have a $100.0 million securitization facility, our borrowings under that facility are limited to the cash advances made to restaurants we finance. At March 31, 2003, our available borrowing capacity under this facility was $80.0 million, of which we had drawn down $60.0 million. Our cash and short term investments at that date were $12.1 million. If we need more cash and are unable to raise it, we may be required to scale back or abandon one or more of our strategies, which could have a material adverse effect on our business, results operations, and financial condition.

A significant amount of our rewards currency is concentrated in one industry group.

For the year ending on December 31, 2002, approximately 57% of our revenue was derived from members of airline frequent flyer programs. We expect this concentration in one industry group to continue and, perhaps, increase if our future strategy to expand this business materializes. While airline miles are currently considered to be an attractive rewards currency, there is no assurance that airline miles rewards will continue to be viewed favorably by consumers and members. Furthermore, a sustained economic downturn in the airline industry could have an adverse effect on our business as there is no assurance that we can convert frequent flyer members to other forms of rewards offered in our programs should the airlines no longer be able to participate.

Since September 11, 2001, the airline industry has generally suffered a significant decline in passenger traffic and profitability including several airlines with which we have reward program relationships. The decline in passenger traffic was a contributing factor to the bankruptcies of US Airways and United Airlines and the announcement by several other airlines of sharp reductions in the number of flights and routes they serve. The affected airlines include United Airlines, American Airlines, Delta and Continental Airlines with all of which we have reward program relationships. The continued impact of the economic downturn of the airline industry on our airline partners may result in the diminished attractiveness of airline miles as a rewards currency that we offer to our members and, thus, reduce the usage of our Rights to receive.

We depend upon our ability to attract and retain desirable merchants.

The majority of our revenue is derived from the Right to receive cash for food and beverage credits we purchase from participating merchants. Our business depends on our ability to attract a large variety of desirable merchants in the geographic markets we serve and in proportion to our membership either in that area or those members that visit that area. Failure to procure contracts with a sufficient number of desirable merchants in a timely manner or any significant reduction in business from participating merchants in any market would reduce our Rights to receive revenue and adversely affect our business. In addition, an absence of desirable merchants could cause members to cancel their memberships with us or cause affiliates and partners to choose not to participate in our rewards programs. This would reduce our revenues and profitability and harm our ability to attract new members and participating merchants. Any decline in member usage or membership enrollments would slow our Rights to receive turnover, causing a decline in revenue and a higher cost of financing our Rights to receive inventory.

We depend upon our relationships with transaction processors, presenters and aggregators.

Because credit card processing is an integral part of our business, our relationships with credit card processors, transaction presenters, and aggregators of credit card transactions are very important. We currently have contracts with approximately 40 presenters of credit card transactions. If these relationships terminate and we are unable to find suitable replacements, our ability to receive, process and present merchant transactions could be impaired, which would materially and adversely impact our results of operations and profitability and expose us to potential liability.

We depend upon increasing our marketing forces, forming new marketing relationships to grow our business, and on our ability to attract and retain active members.

We must expand our number of marketing personnel and enter into new marketing relationships to help gain access to large groups of potential customers. We have relationships with various organizations for the marketing, support, and endorsement of our services and products. For example, we rely on our agreements with banks, credit unions, corporations, airline frequent flier programs, member savings and loyalty programs, and other entities across the country to market our services to their existing and future customer bases. However, we need to expand these relationships and enter into new relationships. We have entered into agreements to direct potential members to our programs via specific websites for which we provide content. The development and management of these relationships (including keeping the website content attractive) may be a long and difficult process, requires experienced sales and marketing personnel and may not be successful.

Our future success depends in large part upon continued demand for our programs by consumers. Any number of factors could affect the frequency with which consumers participate in our dining programs or whether they enroll in any of our programs at all. These factors include (1) consumer tastes and dining preferences, (2) the frequency with which consumers dine out, (3) the number of desirable merchants participating, (4) general economic conditions, (5) the state of the economy, (6) weather conditions and (7) the availability of alternative discount programs in the local regions where consumers live and work. Any significant decline in usage or increase in program cancellations, without a corresponding increase in new member enrollments, could have a material adverse effect on our business.

Our future growth depends upon programs we market through credit card issuers, banks, airline frequent flier programs, member savings and loyalty programs, and other marketing partners. A downturn in those industries or programs would adversely affect us.

Our future growth depends upon continued demand for our rewards programs from businesses, affiliates and industries we serve or seek to serve. A significant downturn in an industry or trend within an industry to reduce or eliminate its use of membership programs would have a material adverse effect on our business, financial condition and results of operations.

Our new program offering members rewards for patronizing select hotels may not be successful.

We have recently begun offering rewards in the form of cash rebates and airline mileage credits to our members based on their use of select hotels that participate in our rewards program. The development of this new program will require us to make significant investments of management time, infrastructure, as well as funds. We cannot assure you that the program will be successful or will become profitable. In offering this program we will encounter competition from other companies that offer discounts to the public for patronizing the hotels that participate in their programs. These other companies may be larger and better financed than us. Moreover, these other companies have already developed large numbers of participating hotels, including hotels that are members of national chains, and have invested significantly in developing brand recognition and public awareness of their programs. The success of our hotel rewards program will also depend significantly upon the timeliness and the accuracy of the information and the cooperation we receive from our participating hoteliers.

We are susceptible to a changing regulatory environment.

The benefits we provide involve the use of private financial data. Privacy concerns may affect the way we store and process this data causing us greater expense and difficulty in obtaining and retaining marketing partners. We must also comply with the public’s, credit card processors’ and our partners’ concerns about privacy. Although we have endeavored and continue to endeavor to provide appropriate security for our data, there can be no assurance that new laws or regulations will not affect the way we operate our business.

Our security measures may not be successful.

We have developed and implemented a number of measures in an effort to keep our member and merchant data secure. We continue to attempt to enhance and improve our security measures. These measures may be expensive and involve hiring additional personnel and/or suppliers and consultants. The measures we have taken and may take in the future may not be successful. Should our security measures fail in whole or in part, our reputation could be adversely affected, with the result that our members and participating merchants may not use our program and our finances and operating results could thereby be adversely impacted. In addition, we could become subject to claims and lawsuits.

We are susceptible to merchant credit risk.

Because we generally make cash advances to restaurants and other participating merchants in exchange for Rights to receive future food, beverages and services, we may not be able, upon the failure of a merchant’s business, to collect any or all of the full amount, or any, of the funds we have advanced.

Although we attempt to take collateral and guarantees to secure our advances, we cannot assure you that these measures would be adequate to enable us to recover our advances.

Economic slowdowns could hurt our business.

The success of our business depends on our members’ use at participating merchants of credit cards registered with our program. If the national or local economy slows in the regions in which we do business, our members may perceive that they have less disposable income to permit them to dine out or patronize our other participating merchants. As a consequence, they may spend less and use their registered cards less often, if at all. Any decline in program usage would hurt our business. In addition, while a decline in the national economy or in the regions in which we operate typically has an initial positive impact because restaurants can more readily absorb the incremental business from our programs, a sustained economic downturn could cause merchants who participate in our programs to go out of business. Although our practice generally is to protect our right to recover monies we advance to merchants by taking a security interest in a merchant’s assets, we cannot assure you that such measures would be adequate. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business and financial results.

An inability to maintain an appropriate balance between the number of members and the number of merchants in each market may adversely affect our operations.

The success of our business depends on our ability to maintain an appropriate ratio of members to merchants within each geographic market we serve. If we have too many members and not enough merchants, our member base may become dissatisfied and participating merchants may experience a higher volume of rewards business than anticipated. This could result in low program usage, high membership cancellations and attrition in the merchant base. Alternatively, if too many restaurants participate in our programs with too few members, Rights to receive turnover will be reduced, resulting in reduced revenue. Managing this ratio requires an ability, among other things, to anticipate trends within a market and the desires of our customers and participating restaurant partners. We are endeavoring to analyze our markets in terms of member and restaurant counts by zip code and metropolitan statistical area. We cannot assure you that we will be able to manage this balance effectively in each of our markets. An inability to do so could harm our business.

If we lose key personnel, our business could be adversely affected.

Our success will depend, in part, on the skills, experience, efforts and policies of George S. Wiedemann, our President and Chief Executive Officer, and other key personnel, including Stephen E. Lerch, our Executive Vice President and Chief Financial Officer and Chief Operating Officer, Dining, and officers of our principal subsidiaries. The loss of one or more of our senior executives or key personnel would have an adverse effect on our business and our results of operations. We cannot assure you that we will continue to retain such personnel.

Cancellations of initial and renewal fee memberships could adversely affect our profitability.

During an initial annual membership term or a renewal term, members who pay a fee may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

We may need additional capital.

The need to raise funds may arise in the future. We may raise funds through the sale of equity or convertible debt securities. Should we do so, your ownership percentage as well as the value of the stock outstanding likely will be reduced. We cannot assure you that we will be able to raise funds on acceptable terms or at all. If we do not obtain additional financing, our business, operations and financial condition could be materially adversely affected.

We are controlled by Samstock, L.L.C. and its affiliates.

As of March 18, 2003, our largest stockholder, Samstock, L.L.C. and its affiliates, beneficially owned in aggregate 5,797,207 shares of our common stock, representing approximately 24.1% of our outstanding common stock (including the exercise of all exercisable stock options and warrants) as of such date. Of this amount, 3,253,146 shares were beneficially owned by Samstock and its affiliates, 1,759,958 shares were issuable upon the exercise of warrants held by Samstock and its affiliates and 784,103 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock. As a result of their ownership, Samstock and its affiliates may be able to determine (or substantially influence) the outcome of all matters submitted to a vote of our stockholders, including the election of directors.

Our board of directors may issue our authorized preferred stock without stockholder approval.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by our board of directors. Accordingly, our board of directors may, without stockholder approval, issue one or more series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. Although we do not have any current plans to issue any series or shares of preferred stock, we may do so in the future.

The future sales of restricted and other shares may cause dilution to each stockholder’s percentage ownership interest and could cause our stock price to decline.

Sales of a substantial amount of stock in the public market (such as the shares previously registered by us under this and other registration statements by some of our stockholders), or the perception that these sales may occur, could result in lower market prices of our common stock. This could also impair our ability to raise additional capital through the sale of other securities. As of July 1, 2003, we had 22,680,092 shares of common stock and warrants exercisable for 4,696,908 shares of common stock outstanding. In addition, 1,477,050 shares of common stock were issuable upon exercise of outstanding employee and director stock options, and an additional 488,562 shares were available under our incentive stock option plans for future grant. All of these shares have been registered for sale. The issuance and sale of a significant number of shares of our securities upon the exercise of stock options and warrants, or the sales of a substantial number of shares of stock pursuant to Rule 144 or otherwise, could result in a dilution to each stockholder’s percentage ownership and could adversely affect the market prices of our securities.

The price of our common stock could be volatile.

The trading prices for our securities have been volatile and could continue to be subject to significant fluctuations in response to variations in our quarterly operating results, changes in our business, general conditions in the restaurant industry or the general economy, and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, that may be unrelated to the operating results or other circumstances of a particular company. These fluctuations may adversely affect the liquidity of our securities, as well as the price that holders may receive for their shares upon any future sale.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “intends,” “expects,” “could,” “should,” “plans,” “believes,” “estimates,” or words or phrases of similar import generally identify forward-looking statements. You are cautioned that forward-looking statements are subject to risks, trends and uncertainties that could cause actual results, performance or achievements to differ materially from those expressed in any forward-looking statements. Important factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time.

PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders under this prospectus. A total of 4,696,908 shares of common stock have been reserved for issuance upon the exercise of warrants by the selling stockholders. If all of these warrants are exercised for cash, we would receive approximately $27.1 million. We can give no assurance that these warrants will be exercised.

SELLING STOCKHOLDERS

The following table shows as to each selling stockholder: (i) the number and percentage of shares of our outstanding common stock owned as of March 18, 2003; (ii) the number of shares of our outstanding common stock being offered for the account of the selling stockholder; and (iii) the number and percentage of shares of our outstanding common stock that will be owned by the selling stockholder after the completion of the offering assuming the sale of all shares offered. The percentages set forth are based upon 22,259,539 shares of common stock outstanding as of April 14, 2003.

	Shares Owned before Sale			Shares Which May be Sold		Shares Owned After Sale
Selling Stockholders	Number of Common Shares		%(1)	Number of Common Shares	%(1)	Number of Common Shares	%(1)
Samstock, L.L.C.	3,796,667	(2)	16.3%	3,796,667	16.3%	0	*
Halmostock Limited Partnership	551,442		2.5%	514,532	2.3%	36,910	*
EGI-Fund (00) Investors, L.L.C.	1,216,437	(3)	5.3%	1,216,437	5.3%	0	*
Robert M. Steiner, as trustee under the Robert M. Steiner Revocable Trust	32,086		*	32,086	*	0	*
Brandon Advertising & Sales Profit Sharing Plan	2,400		*	2,400	*	0	*
Brandon, Cecil	2,400		*	2,400	*	0	*
Carl G. McGraw, Inc. & Co.	26,650		*	12,450	*	14,200	*
Collins, John Scott	7,400		*	7,400	*	0	*
Craig, Jack	12,000		*	12,000	*	0	*
Evans, Donald O.	2,400		*	2,400	*	0	*
Fonville & Co.	12,000		*	12,000	*	0	*
Hand, Max R.	10,000		*	4,800	*	5,200	*
Hinrichs, Ivan C.	7,200		*	7,200	*	0	*
Keeter, Thomas E. III	1,200		*	1,200	*	0	*
McCraw, Carl G. Jr.	26,650		*	26,650	*	0	*
McCraw, George-Anne	13,000		*	13,000	*	0	*
McNabb, Michael A.	1,250		*	1,250	*	0	*
Moser, Dr. Edgar S. Jr.	4,800		*	4,800	*	0	*
Neal, William W.	4,800		*	4,800	*	0	*
Nickels, Henry Jr.	2,400		*	2,400	*	0	*
Parham, Lewis H.	4,800		*	4,800	*	0	*
Propst, Raymond E.	1,200		*	1,200	*	0	*
Shelby Children’s Clinic P.A. Profit Sharing Plan	2,400		*	2,400	*	0	*
Shipley, William H.	1,250		*	1,250	*	0	*

	Shares Owned before Sale			Shares Which May be Sold		Shares Owned After Sale
Selling Stockholders	Number of Common Shares		%(1)	Number of Common Shares	%(1)	Number of Common Shares	%(1)
Thorne, James A.	4,800		*	4,800	*	0	*
Wann, Valerie M.	1,200		*	1,200	*	0	*
Wardlaw, Craig M.	7,200		*	7,200	*	0	*
Craig M. Wardlaw, Trustee-Helen C. Wardlaw Revocable Trust Dated 9/19/89	12,000		*	12,000	*	0	*
F. Philip Handy, as trustee under The Blaine Trust	430,348	(4)	1.9%	117,647	*	312,701	*
Donald Liebentritt	3,000		*	3,000	*	0	*
William Pate	1,741		*	1,741	*	0	*
Sheli Rosenberg	104,470		*	104,470	*	0	*
Greg Robitaille	247,251	(5)	1.1%	86,648	*	160,603	*
Mark Slezak	23,930		*	13,930	*	10,000	*
Minotaur Partners II, L.P.	3,359,137	(6)	15.1%	3,359,137	15.1%	0	*
Hillside Capital Incorporated	538,053	(7)	2.4%	538,053	2.4%	0	*
William A. Lederer	253,064	(8)	1.1%	253,064	1.1%	0	*
Muriel Lederer UTMA, Adam Lederer	120,759	(9)	*	120,759	*	0	*
Muriel Lederer UTMA, Eric Lederer	120,759	(10)	*	120,759	*	0	*
John N. Irwin, III	179,350	(11)	*	179,350	*	0	*
Richard M. Kipperman, Trustee for Allied Partners, L.P.	143,481	(12)	*	143,481	*	0	*
Edward G. Finnegan, Jr.	185,115	(13)	*	185,115	*	0	*
Paul D. Lapping	185,115	(14)	*	185,115	*	0	*
A&G Investors IV	44,837	(15)	*	44,837	*	0	*
Charles K. Bobrinskoy	44,837	(16)	*	44,837	*	0	*
Philip C. Calian	17,933	(17)	*	17,933	*	0	*
David Y. Schwartz	17,933	(18)	*	17,933	*	0	*
Helen R.S. MacKenzie	9,103	(19)	*	9,103	*	0	*
Thomas Lubin	8,965	(20)	*	8,965	*	0	*
Fidelity Insurance Company, Ltd. Policy Number 22000199	1,115,357	(21)	4.9%	1,115,357	4.9%	0	*
Fidelity Insurance Company, Ltd. Policy Number 22000200	187,238	(22)	*	187,238	*	0	*
Fidelity Insurance Company, Ltd. Policy Number 22000226	187,238	(23)	*	187,238	*	0	*
ValueVision International Inc.	389,759		1.8%	389,759	1.8%	0	*
Dominic Mangone	338,767	(24)	1.5%	328,767	1.5%	10,000	*
Raymond Bank	32,877	(25)	*	32,877	*	0	*
Herbert M. Gardner	520,186	(26)	2.3%	46,026	*	474,160	2.1%

	Shares Owned before Sale			Shares Which May be Sold		Shares Owned After Sale
Selling Stockholders	Number of Common Shares		%(1)	Number of Common Shares	%(1)	Number of Common Shares	%(1)
John A. Ward	110,166	(27)	*	32,877	*	77,289	*
George S. Wiedemann	120,116	(28)	*	32,877	*	87,239	*
Frank F. Schmeyer	32,877	(29)	*	32,877	*	0	*
Gerald Fleischman	37,877	(30)	*	32,877	*	5,000	*
Elliot Merberg	32,877	(31)	*	32,877	*	0	*
Thomas J. Little	164,385	(32)	*	164,385	*	0	*
Mary K. Gardner	16,983	(33)	*	13,149	*	3,834	*
Peter H. Gardner	16,986	(34)	*	13,152	*	3,834	*
Elizabeth R. Gardner	16,986	(35)	*	13,152	*	3,834	*
David S. Gardner	16,986	(36)	*	13,152	*	3,834	*

*	Represents less than one percent.

(1)	Reflects percentage of total outstanding stock.

(2)	Includes 949,000 shares of common stock which may be acquired upon exercise of outstanding warrants at an exercise price of $2.4813 per share, which warrants expire on November 9, 2004.

(3)	Includes 810,958 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(4)	Includes (i) 167,376 shares of common stock, (ii) options to purchase 5,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under our 1996 Long-Term Incentive Plan (1996 Plan) and expire in March 2008, (iii) options to purchase 5,500 shares of common stock at an exercise price of $4.56, which options were granted under the 1996 Plan and expire in March 2009 (iv) options to purchase 6,000 shares of common stock at an exercise price of $4.8750 per share, which options were granted under our 1996 Long-Term Incentive Plan (1996 Plan) and expire in March 2010, (v) options to purchase 6,500 shares of common stock at an exercise price of $3.00 per share, which options were granted under our 1996 Long-Term Incentive Plan (1996 Plan) and expire in March 2011, (vi) options to purchase 10,000 shares of common stock at an exercise price of $7.28 per share, which options were granted under our 1996 Long-Term Incentive Plan (1996 Plan) and expire in March 2012, (vii) 22,102 shares of common stock that Mr. Handy elected to take as deferred stock awards under the 1996 Plan in lieu of his annual director’s fees, and (viii) 147,501 shares of common stock which are held indirectly in Trust for which Mr. Handy is a co-trustee and the only beneficiary. F. Philip Handy, a director, was a managing director of Equity Group Corporate Investments, an affiliate of Samstock, L.L.C., during 1997.

(5)	Includes (i) 50,915 shares of common stock, (ii) 43,836 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (iii) options to purchase 152,500 shares of common stock.

(6)	Includes 9 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(7)	Includes 191,332 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(8)	Includes 89,990 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(9)	Includes 42,942 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(10)	Includes 42,942 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(11)	Includes 63,777 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(12)	Includes 51,022 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(13)	Includes 65,827 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(14)	Includes 65,827 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(15)	Includes 15,994 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(16)	Includes 15,994 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(17)	Includes 6,377 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(18)	Includes 6,377 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(19)	Includes 3,237 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(20)	Includes 3,188 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(21)	Includes 396,622 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(22)	Includes 66,582 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(23)	Includes 66,582 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(24)	Includes 219,178 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(25)	Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(26)	Includes (i) 30,684 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (ii) options to purchase 7,500 shares of common stock at an exercise price of $15.00 per share, which options were granted under the 1987 Plan and expire in March 2004, (iii) options to purchase 5,000 shares of common stock at an exercise price of $12.25 per share, which options were granted under the 1987 Stock Option and Rights Plan (1987 Plan) and expire in March 2005, (iv) options to purchase 5,000 shares of common stock at an exercise price of $7.875 per share, which options were granted under the 1996 Plan and expire in March 2006, (v) options to purchase 5,500 shares of common stock at an exercise price of $4.3750 per share, which options were granted under the 1996 Plan and expire in June 2007, (vi) options to purchase 6,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under the 1996 Plan and expire in March 2008, (vii) options to purchase 6,500 shares of common stock at an exercise price of $4.56 per share, which options were granted under the 1996 Plan and expire in March 2009, (viii) options to purchase 7,000 shares of common stock at an exercise price of $4.875 per share, which options were granted under the 1996 Plan and expire in March 2010, (ix) options to purchase 7,500 shares of common stock at an exercise price of $3.00 per share, which options were granted under the 1996 Plan and expire in March 2011, (x) options to purchase 10,000 shares of common stock at an exercise price of $7.28 per share, which options were granted under the 1996 Plan and expire in March 2012 and (xi) 22,102 shares of common stock that Mr. Gardner elected to take as deferred stock awards under the 1996 Plan in lieu of his annual director’s fees. Does not include an aggregate of

18,404 shares of stock and warrants to purchase common stock held by his wife. Herbert Gardner is a member of our Board of Directors.

(27)	Includes (i) 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005 and (ii) 12,369 shares of common stock that Mr. Ward elected to take as deferred stock awards under the 1996 Plan in lieu of his annual director’s fees. John Ward is a member of our Board of Directors.

(28)	Includes (i) options to purchase 43,000 shares of common stock and (ii) 21,396 shares of common stock that Mr. Wiedemann elected to take as deferred stock awards under the 1996 Plan in lieu of his annual director’s fees. George Wiedemann is our President and Chief Executive Officer and a member of our Board of Directors.

(29)	Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(30)	Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(31)	Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(32)	Includes 109,590 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(33)	Includes 8,766 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(34)	Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(35)	Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(36)	Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

Prior to our acquisition of East American Trading in July 1998, East American Trading had been our franchisee in the States of North Carolina, South Carolina, Georgia and a portion of Tennessee, and paid royalties to us under the terms of a franchise agreement. The shares originally issued to East American Trading in connection with that acquisition have subsequently been distributed to the stockholders of that company, all of whom are listed as selling stockholders in the table above.

PLAN OF DISTRIBUTION

The shares of our common stock covered by this prospectus will be sold, if at all, by the individuals named above, and not by us. The shares may be sold from time to time as follows:

•	on the American Stock Exchange, in the over-the-counter market, or on another national securities exchange (any of which may involve crosses and block transactions);

•	to purchasers directly;

•	in ordinary brokerage transactions in which the broker solicits purchasers;

•	through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

•	through the writing of options on the shares;

•	through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	through purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	through exchange distributions in accordance with the rules of the applicable exchange;

•	in any combination of one or more of these methods; or

•	in any other lawful manner.

These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933 (the Securities Act) or Rules 144 or 701(g) under the Securities Act may be sold thereunder rather than by this prospectus.

In connection with distributions of the shares or otherwise, an individual using this prospectus to sell common stock may enter into hedging transactions with a broker-dealer. In connection with such a transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions the broker-dealer assumes with the seller. The seller may also sell shares short and deliver the shares to close out those short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales and any commission, discount or concession paid to the broker-dealer or agent may be deemed to be underwriting discounts or commissions under the Securities Act.

We may be required to file a supplemental prospectus in connection with any activities involving a seller that may be deemed to be an “underwriting.” In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by the seller, or any other broker- dealer, is acting as principal or agent for the seller, (2) the compensation and the amount of discounts and commissions to be received by the underwriter selected by the seller or any broker-dealer for acting as principal or agent for a seller and (3) the compensation to be received by any other broker-dealer, in the event the compensation of that other broker-dealer is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through the broker or dealer.

We have advised the people identified in this prospectus as potential sellers of common stock that during any period when they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker-dealer or other individual who participates in a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security, that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

The people identified in this prospectus as potential sellers of common stock offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, those sales, or the possibility thereof, may have an adverse effect on the market price of our common stock.

EXPERTS

Our consolidated balance sheets as of December 31, 2002 and 2001 and, September 30, 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for the three months ended December 31, 2002 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus is being passed upon by our counsel, Morgan, Lewis & Bockius LLP, New York, New York.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

PROSPECTUS

iDine Rewards Network Inc.

Common Stock

PROSPECTUS

July 24, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$6,964.31
Legal fees and expenses	15,000.00
Accounting fees and expenses	5,000.00
Reproduction expenses	*100.00
Miscellaneous	*500.00

Total	$27,564.31

*	Estimated

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that each corporation incorporated thereunder, such as iDine Rewards Network Inc., may indemnify any person who was or is a party or is threatened to be a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or serving another corporation at the request of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith is not to be presumed from settlement. No indemnification is allowed in respect to any proceeding charging improper personal benefit to the officer or director in which the officer or director was adjudged to be liable on the basis that personal benefit was improperly received. To the extent any officer or director succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys’ fees). A determination that the person to be indemnified meets the applicable standard of conduct, if not made by a court, is made by the board of directors by majority vote of a quorum consisting of directors not party to the action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel or by the stockholders. Expenses may be paid in advance upon receipt of undertakings to repay. A corporation may purchase indemnification insurance.

Article 8 of our Certificate of Incorporation provides that our officers, directors, employees and agents acting in their official capacities are entitled, under certain conditions, to indemnification against liabilities and expenses.

We also currently maintain a directors’ and officers’ liability insurance policy providing aggregate coverage in the maximum annual amount of $10 million, subject to certain deductibles and participation requirements, insuring our officers and directors against certain liabilities and expenses incurred by officers and directors in their capacities as officers and directors. We consider the maintenance of this insurance coverage to be vital in attracting and retaining the services of qualified directors and officers. We cannot be assured, however, that our existing policy will be renewed upon expiration or that, if the policy is not renewed, we will be able to obtain similar insurance coverage elsewhere or that the cost thereof will not be prohibitively expensive.

We have not entered into separate indemnification agreements with any of our officers or directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The agreements between us and the selling stockholders (Exhibits 4.8, 4.9, 4.10, 4.11, 4.14 and 4.16 hereto) provide that the selling stockholders and, under certain circumstances, persons participating as underwriters in the offering or sale of the securities being registered will indemnify and hold us harmless as well as each of our directors, officers and controlling persons with respect to any statement or omission in this registration statement or the accompanying prospectus based upon written information furnished to us by or on behalf of the selling stockholders or such underwriters, as the case may be, for inclusion therein.

Item 16.	Exhibits

Exhibit Index

Exhibit No.		Description
4.1	—	Certificate of Incorporation of Transmedia Network Inc., as amended. (1)
4.2	—	Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. (2)
4.3	—	Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 22, 1994. (3)
4.4	—	Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 3, 1998. (4)
4.5	—	Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on November 9, 1999. (5)
4.6	—	Certificate of Designation relating to the Series A preferred stock as filed with the Delaware Secretary of State on November 9, 1999. (5)
4.7	—	By-Laws of Transmedia Network Inc., as amended and restated as of March 3, 1998. (4)
4.8	—	Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among Transmedia Network Inc., Samstock, L.L.C., EGI-Transmedia Investors, L.L.C. and Halmostock Limited Partnership and, with respect to Section 5, the Robert M. Steiner Revocable Trust. (5)
4.9	—	Purchase Agreement, dated as of December 15, 1997, between Transmedia Network Inc. and East American Trading Company. (6)
4.10	—	Standby Purchase Agreement, dated as of June 30, 1999, between Transmedia Network Inc. and Samstock, L.L.C. (5)
4.11	—	Purchase Agreement, dated as of June 29, 2000, by and among Transmedia Network Inc., Spectrum Partners, Inc., Potomac Dining Limited Partnership, Gustavo L. Bessalel, Thomas E. Gorman, and Francis Rothgeb.*
4.12	—	Subordinated Convertible Note, dated June 30, 2000.*
4.13	—	Subordinated Convertible Note, dated June 30, 2000.*

4.14	—	Stock Purchase and Sale Agreement, dated as of April 28, 2000, by and among Minotaur Partners II, L.P., ValueVision International Inc., Dominic Mangone, Raymond Bank and Transmedia Network Inc.*
4.15	—	Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.*
4.16	—	Stock Purchase and Sale Agreement, dated as of April 28, 2000, among Gene M. Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward, George S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock, L.L.C., Thomas J. Litle and Transmedia Network Inc.*
4.17	—	Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.*
5.1	—	Opinion of Morgan, Lewis & Bockius LLP.*
10.1	—	Employment Contract, dated September 25, 2002, between iDine Rewards Network Inc. and George S. Wiedemann. (8)
10.2	—	Termination Agreement, dated October 23, 2002, between iDine Rewards Network Inc. and Gene M. Henderson. (7)
10.3	—	Termination Agreement, dated January 15, 2003, between iDine Rewards Network Inc. and Richard E. Carolan.
10.4	—	Employment Contract, dated March 14, 2002, between iDine Rewards Network Inc. and Richard E. Carolan.
10.5	—	Office Lease Agreement, dated May 5, 2003, by and between Two North Riverside Plaza Joint Venture Limited Partnership, by its agent, Equity Office Properties Management Corp., and iDine Rewards Network Inc.
23.1	—	Consent of KPMG LLP.
23.3	—	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).*
24.1	—	Powers of Attorney.*

*	Previously filed.

(1)	Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1988 and incorporated by reference thereto.

(2)	Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1992 and incorporated by reference thereto.

(3)	Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated by reference thereto.

(4)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 17, 1998, and incorporated by reference thereto.

(5)	Previously filed as an exhibit to the registration statement on Form S-2 (registration no. 333-84947), and incorporated by reference thereto.

(6)	Previously filed as an exhibit to the registration statement on Form S-3 (registration no. 333-53147), and incorporated by reference thereto.

(7)	Previously filed as an exhibit to the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and incorporated by reference thereto.

(8)	Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on July 24, 2003.

IDINE REWARDS NETWORK INC.

By:	/s/ George S. Wiedemann
George S. Wiedemann President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Samuel Zell Samuel Zell	Chairman	July 24, 2003

/s/ George S. Wiedemann George S. Wiedemann	President, Chief Executive Officer and Director (Principal Executive Officer)	July 24, 2003

/s/ Stephen E. Lerch Stephen E. Lerch	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 24, 2003

/s/ Herbert M. Gardner Herbert M. Gardner	Director	July 24, 2003

	Signature	Title	Date

	/s/ F. Philip Handy F. Philip Handy	Director	July 24, 2003

	/s/ John A. Ward, III John A. Ward, III	Director	July 24, 2003

	/s/ Raymond A. Gross Raymond A. Gross	Director	July 24, 2003

	* Lester Wunderman	Director	July 24, 2003

	/s/ Harold I. Shain Harold I. Shain	Director	July 24, 2003

	/s/ Peter C.B. Bynoe Peter C.B. Bynoe	Director	July 24, 2003

	/s/ Sheli Z. Rosenberg Sheli Z. Rosenberg	Director	July 24, 2003

*By:	/s/ Stephen E. Lerch Stephen E. Lerch, as Attorney-in-Fact pursuant to the Power of Attorney previously provided as part of the Registration Statement	Director	July 24, 2003

Exhibit Index

Exhibit No.		Description

10.3	—	Termination Agreement, dated January 15, 2003, between iDine Rewards Network Inc. and Richard E. Carolan.

10.4	—	Employment Contract, dated March 14, 2002, between iDine Rewards Network Inc. and Richard E. Carolan.

10.5	—	Office Lease Agreement, dated May 5, 2003, by and between Two North Riverside Plaza Joint Venture Limited Partnership, by its agent, Equity Office Properties Management Corp., and iDine Rewards Network Inc.

23.1	—	Consent of KPMG LLP.